UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 16, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR APRIL 2018

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

				Total
	Estimated	Actual		estimated	Total actual
	amount	amount		amount	amount
	completed in	completed in	Year-	completed in	completed in	Year-
	April	April	on-year	January to	January to	on-year
	2018	2017	increase	April 2018	April 2017	increase
Passenger Transportation Data ASK (available seat — kilometres) (millions)	19,870.72	18,057.46	10.0%	79,042.71	72,307.94	9.3%
— Domestic routes	12,502.36	11,191.71	11.7%	49,400.60	45,164.04	9.4%
— International routes	6,838.26	6,373.17	7.3%	27,593.94	25,210.96	9.5%
— Regional routes	530.10	492.58	7.6%	2,048.17	1,932.94	6.0%

RPK (revenue passenger — kilometres) (millions)	16,819.59	14,696.10	14.4%	65,155.91	59,007.38	10.4%
— Domestic routes	10,807.85	9,354.11	15.5%	41,300.90	37,505.68	10.1%
— International routes	5,572.15	4,949.21	12.6%	22,180.84	19,989.20	11.0%
— Regional routes	439.60	392.79	11.9%	1,674.17	1,512.50	10.7%

					Total
	Estimated	Actual			estimated	Total actual
	amount	amount			amount	amount
	completed in	completed in	Year-		completed in	completed in	Year-
	April	April	on-year		January to	January to	on-year
	2018	2017	increase		April 2018	April 2017	increase
Number of passengers carried (thousands)	10,273.69	8,930.97	15.0%		38,989.75	35,583.06	9.6%
— Domestic routes	8,593.04	7,484.10	14.8%		32,351.97	29,522.55	9.6%
— International routes	1,360.02	1,157.43	17.5%		5,411.22	4,935.76	9.6%
— Regional routes	320.63	289.44	10.8%		1,226.57	1,124.76	9.1%

Passenger load factor (%)	84.65	81.39	3.26	pts	82.43	81.61	0.83	pts
— Domestic routes	86.45	83.58	2.87	pts	83.60	83.04	0.56	pts
— International routes	81.48	77.66	3.83	pts	80.38	79.29	1.10	pts
— Regional routes	82.93	79.74	3.19	pts	81.74	78.25	3.49	pts

Freight Transportation Data AFTK (available freight tonne — kilometres) (millions)	649.75	558.88	16.3%		2,634.16	2,200.26	19.7%
— Domestic routes	233.47	187.35	24.6%		957.70	773.82	23.8%
— International routes	399.91	355.55	12.5%		1,611.80	1,365.53	18.0%
— Regional routes	16.37	15.98	2.4%		64.66	60.91	6.1%

RFTK (revenue freight tonne — kilometres) (millions)	218.80	207.09	5.7%		818.51	758.24	7.9%
— Domestic routes	70.56	70.07	0.7%		286.76	284.74	0.7%
— International routes	145.40	134.17	8.4%		520.61	462.95	12.5%
— Regional routes	2.84	2.85	-0.2%		11.14	10.55	5.5%

Weight of freight carried (million kg)	74.96	71.69	4.6%		293.86	282.11	4.2%
— Domestic routes	51.71	50.67	2.0%		209.99	205.75	2.1%
— International routes	20.82	18.62	11.8%		74.37	67.33	10.5%
— Regional routes	2.44	2.40	1.8%		9.50	9.03	5.3%

Freight load factor (%)	33.67	37.06	-3.38	pts	31.07	34.46	-3.39	pts
— Domestic routes	30.22	37.40	-7.18	pts	29.94	36.80	-6.85	pts
— International routes	36.36	37.74	-1.38	pts	32.30	33.90	-1.60	pts
— Regional routes	17.36	17.82	-0.46	pts	17.22	17.32	-0.10	pts

					Total
	Estimated	Actual			estimated	Total actual
	amount	amount			amount	amount
	completed in	completed in	Year-		completed in	completed in	Year-
	April	April	on-year		January to	January to	on-year
	2018	2017	increase		April 2018	April 2017	increase
Consolidated Data ATK (available tonne — kilometres) (millions)	2,438.12	2,184.05	11.6%		9,748.00	8,707.98	11.9%
— Domestic routes	1,358.68	1,194.60	13.7%		5,403.76	4,838.58	11.7%
— International routes	1,015.36	929.13	9.3%		4,095.25	3,634.51	12.7%
— Regional routes	64.08	60.32	6.2%		248.99	234.88	6.0%

RTK (revenue tonne — kilometres) (millions)	1,712.57	1,514.38	13.1%		6,558.29	5,980.16	9.7%
— Domestic routes	1,031.31	903.39	14.2%		3,928.99	3,608.53	8.9%
— International routes	639.53	573.42	11.5%		2,471.14	2,227.74	10.9%
— Regional routes	41.73	37.57	11.1%		158.17	143.88	9.9%

Overall load factor (%)	70.24	69.34	0.90	pts	67.28	68.67	-1.40	pts
— Domestic routes	75.91	75.62	0.28	pts	72.71	74.58	-1.87	pts
— International routes	62.99	61.72	1.27	pts	60.34	61.29	-0.95	pts
— Regional routes	65.12	62.29	2.83	pts	63.52	61.26	2.27	pts

Notes:

1.	Freight transportation data only contained data of bellyhold space in passenger aircraft.

2.	Please refer to the latest annual report or interim report of the Company for the definitions of indicators.

II.	FLEET STRUCTURE

In April 2018, the Company introduced four aircraft (two B737-800 aircraft, one B737-8MAX aircraft and one A330-300 aircraft), and retired two aircraft (two A330-200 aircraft). As at the end of April 2018, details of the fleet structure of aircraft of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	30	44	7	81
1	B777-300ER	9	11	0	20
2	B767	4	0	0	4
3	A330-200	15	15	0	30
4	A330-300	2	19	5	26

	Narrow-body passenger aircraft	218	200	135	553
5	B737-700	42	13	0	55
6	B737-800	46	70	84	200
7	A319	13	20	2	35
8	A320	79	52	49	180
9	A321	38	39	0	77
10	B737-8MAX	0	9	0	9

	Total	248	244	142	636

Note: The ten business aircraft held under trust of the Company were not included in the fleet.

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger transportation capacity (measured by available seat-kilometres) of the Company in April 2018 increased by 10.0% year-on-year, passenger traffic volume (measured by revenue passenger-kilometres) increased by 14.4% year-on-year, and passenger load factor increased by 3.26 percentage points to 84.65% year-on-year.

In relation to freight traffic, freight transportation capacity (measured by available freight tonne-kilometres) of the Company in April 2018 increased by 16.3% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 5.7% year-on-year, while freight load factor decreased by 3.38 percentage points to 33.67% year-on-year.

In April 2018, the Company launched new international routes such as Jinan-Seoul, and new domestic routes such as Shanghai-Kunming-Ninglang, Shenzhen-Kunming-Cangyuan and Wuxi-Hohhot.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 May 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).